Free Writing Prospectus dated December 23, 2016 (to Prospectus dated December 21, 2016 and Preliminary Prospectus Supplement dated December 21, 2016)	Filed pursuant to Rule 433 Registration Statement No. 333-215215

U.S.$ 500,000,000 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes

Terms and Conditions

Issuer	Grupo Financiero Santander México, S.A.B. de C.V.
Bank	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, the Issuer’s principal subsidiary (“Banco Santander México”)
Issue	U.S.$ 500,000,000 8.500% perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes (callable January 20, 2022 and every Interest Payment Date thereafter) (the “Notes”).
Purchase by Parent	The Issuer’s parent, Banco Santander, S.A., has agreed to purchase U.S.$ 441,095,000 aggregate principal amount of the Notes.
Issuer Rating*	BBB+ (Fitch)
Expected Issue Rating*	Ba1 / BB (Moody’s / Fitch)
Pricing Date	December 23, 2016
Issue Date / Settlement Date	December 29, 2016 (T + 3)
Currency	U.S. Dollar
Principal Amount	U.S.$ 500,000,000
Perpetual Securities	The Notes are perpetual securities and have no fixed maturity or fixed redemption date.
Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i)           then admitted to trading on the Mexican Stock Exchange, the higher of:

a.     the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-

prevailing exchange rate; or

b.     floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii)          not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments described under “Description of Notes—Conversion—Anti-Dilution Adjustment of the Conversion Price” in the preliminary prospectus supplement.

Business Day Convention Day Count Fraction	Following unadjusted 30/360
Joint Bookrunners	Santander Investment Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Issue Price	100.000%
Underwriting Commission	0.322%
All-in Yield	8.500%
US Treasury Benchmark	1.750% due November 30, 2021
US Treasury Benchmark Yield	2.028%
Interest Rates

From and including the Issue Date to but excluding the First Call Date, interest will accrue on the then Current Principal Amount of Notes at an initial rate equal to 8.500% per annum. From and including each Reset Date, including the First Call Date, to but excluding the next succeeding Reset Date, interest will accrue on the then Current Principal Amount at a rate per annum equal to the sum of the then-prevailing Treasury Yield on the relevant Reset Determination Date and 647.20 basis points (rounded to two decimal places, with 0.005 being rounded down).

“Current Principal Amount” means in respect of each Note, at any time, the outstanding principal amount of such Note, being the Original Principal Amount of such Note as such amount may be reduced, on one or more occasions, as a result of an Automatic Conversion (as defined in the preliminary prospectus supplement) or a redemption of the Notes, as the case may be.

“Original Principal Amount” means, in respect of each Note, the amount of the denomination of such Note on the Issue Date.

First Call Date	January 20, 2022
Interest Payment Dates	Subject to the provisions set out below, the Notes will bear interest from and including the Issue Date at the rate per annum set forth above, payable quarterly in arrears on January 20, April 20, July 20 and October 20 of each year (each, an “Interest Payment Date”), commencing on April 20, 2017.

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Reset Date	The First Call Date and every fifth anniversary thereafter.
Reset Determination Date	With respect to any Reset Date, the second Business Day (as defined below) immediately preceding such Reset Date.
Treasury Yield

As of the Reset Determination Date, an interest rate (expressed as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semiannual yield to maturity for United States Treasury securities maturing on the Reset Date following the next succeeding Reset Determination Date, and trading in the public securities markets either as determined by interpolation between the most recent weekly average yield to maturity for two series of United States Treasury securities trading in the United States public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Determination Date, and (B) the other maturing as close as possible to, but later than the Reset Date following the next succeeding Reset Determination Date, in each case as published in the most recent H.15, or, if a weekly average yield to maturity for United States Treasury securities maturing on the Reset Date following the next succeeding Reset Determination Date is published in the most recent H.15, such weekly average yield to maturity as published in such H.15.

“H.15” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System, and most recent H.15 means the H.15 published closest in time but prior to the close of business on the third Business Day prior to the applicable Reset Date.

Regular Record Date	The regular record dates for the Notes will be the 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day. The term “Business Day” means any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York or Mexico City are authorized or required by law, regulation or executive order to remain closed.
Ranking

The Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock, as described in the prospectus supplement.

For the purposes of the Notes:

(1)   “Senior Indebtedness” means all Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, unless the terms thereof specifically provide that it is not superior in right of payment and in liquidation to the Subordinated Preferred Indebtedness, and any deferrals, renewals or extensions of such Senior Indebtedness;

(2)   “Subordinated Preferred Indebtedness” refers to obligaciones subordinadas preferentes and means all Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, which terms specifically provide that it is junior in right of payment and in liquidation to Senior Indebtedness, but is senior in right of payment and in liquidation to Subordinated Non-Preferred

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Indebtedness and all classes of the Issuer’s capital stock, and any deferrals, renewals or extensions of such Subordinated Preferred Indebtedness;

(3)   “Subordinated Non-Preferred Indebtedness” (including the Notes) refers to obligaciones subordinadas no preferentes and means all Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, which terms specifically provide that it is junior in right of payment and in liquidation to Senior Indebtedness and Subordinated Preferred Indebtedness, but is senior in right of payment and in liquidation to all classes of the Issuer’s capital stock, and any deferrals, renewals or extensions of such Subordinated Non-Preferred Indebtedness; and

(4)   “Indebtedness for Money Borrowed” means any obligation of, or any obligation guaranteed by the Issuer (to the extent permitted under applicable law) for the repayment of borrowed money, whether or not evidenced by notes, debentures, debt securities or other written instruments, but shall not include (a) any trade accounts payable in the ordinary course of business, (b) any such indebtedness that by its terms ranks junior in right of payment and in liquidation to Subordinated Non-Preferred Indebtedness, (c) indebtedness to any of the Issuer’s employees, (d) indebtedness which, when incurred, was without recourse to the Issuer, and (e) any other indebtedness that would otherwise qualify as Indebtedness for Money Borrowed to the extent that such indebtedness, by its terms, ranks pari passu with or junior in right of payment and in liquidation to any of the indebtedness described in clause (a) or (b) above.

ISIN	US40053CAA36
CUSIP	40053C AA3
Form	Registered; settlement in DTC
Minimum Denomination	The Notes will be issued only in registered form in minimum denominations of U.S.$200,000 and in integral multiples of U.S.$1,000 in excess thereof.
Listing	The Issuer intends to apply to list the Notes for trading on the Global Exchange Market of the Irish Stock Exchange (the “ISE”). The listing application will be subject to approval by the ISE. In the event that the Notes are admitted to listing on the ISE, the Issuer will use its reasonable best efforts to maintain such listing, provided that if the Issuer determines that it is unduly burdensome to maintain a listing on the ISE, it may delist the Notes from the ISE. The Issuer expects trading of the Notes on the ISE to begin within thirty (30) days after the Issue Date.
Trustee and Principal Paying Agent	The Bank of New York Mellon
Governing Law	The Notes and the Indenture will be governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Notes and by the Trustee acting on behalf of the holders with respect to the Notes will be governed by and construed in accordance with the laws of Mexico.
Interest cancellation and	Risk Factors regarding interest cancellation and Automatic Conversion are included in

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Automatic Conversion	the preliminary prospectus supplement.
Form of Offering	SEC Registered
Selling Restrictions

The Notes are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Notes to retail investors.

In particular, in June 2015, the U.K. Financial Conduct Authority (the “FCA”) published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (the “PI Rules”) which took effect from October 1, 2015. Under the rules set out in the PI Rules (as amended or replaced from time to time), certain contingent write-down or convertible securities, such as the Notes, must not be sold to retail clients in the European Economic Area (the “EEA”) and nothing may be done that would or might result in the buying of such securities or the holding of a beneficial interest in such securities by a retail client in the EEA (in each case within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the PI Rules.

The underwriters are subject to, and required to comply with, the PI Rules, or, if not subject to the PI Rules, they will comply with them as if they were subject to the PI Rules. By purchasing, or making or accepting an offer to purchase, any Notes from the Issuer and/or the underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Issuer and each of the underwriters that (1) it is not a retail client in the EEA (as defined in the PI Rules); (2) whether or not it is subject to the PI Rules, it will not sell or offer the Notes to retail clients in the EEA or do anything (including the distribution of the preliminary prospectus supplement) that would or might result in the buying of the Notes or the holding of a beneficial interest in the Notes by a retail client in the EEA (in each case within the meaning of the PI Rules,) other than (i) in relation to any sale or offer to sell the Notes to a retail client in or resident in the United Kingdom, in any other circumstances that do not and will not give rise to a contravention of the PI Rules by any person and/or (ii) in relation to any sale or offer to sell the Notes to a retail client in any EEA member state other than the United Kingdom, where (A) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in Notes and is able to bear the potential losses involved in an investment in the Notes and (B) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Instruments Directive (2004/39/EC) (“MiFID”) to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and (3) it will at all times comply with all applicable local laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to sales of instruments such as the Notes, including any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Notes by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Notes from the Issuer and/or the underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

For the avoidance of doubt, the restrictions described above do not affect the distribution of the Notes in jurisdictions outside of the EEA, such as in the United States provided that any distribution into the EEA complies with the PI Rules.

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*The security ratings above are not a recommendation to buy, sell or hold the Notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s or Fitch.

* * *

Update to the Preliminary Prospectus Supplement:

On December 22, 2016, at the General Ordinary Shareholders’ Meetings (Asambleas Generales Ordinarias de Accionistas) of each of the Issuer and Banco Santander México, a payment of a cash dividend from retained earnings of Ps.13,624 million, to be paid on December 30, 2016, was approved.

In 2017 and subsequently thereafter, the Issuer expects to continue its practice of paying annual ordinary dividends of its retained earnings, although dividend payments will ultimately be subject to annual earnings and shareholders’ resolutions.

* * *

The Notes referred to in this free writing prospectus are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (as amended or replaced from time to time) other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “UK Financial Conduct Authority –Marketing Restriction of Contingent Convertible Securities” on page S-3 of the preliminary prospectus supplement for further information.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus at no charge if you request it to Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022 (tel: +1-855-403-3636), to Goldman, Sachs & Co. at 200 West Street, New York, New York 10282 (tel: +1-866-471-2526), or to Morgan Stanley & Co. LLC at 1585 Broadway, New York, New York 10036 (tel: +1-866-718-1649).

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